COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                          AT RICHMOND, OCTOBER 29, 2004


JOINT PETITION AND APPLICATION OF

AGL RESOURCES, INC.

     and                                                 CASE NO. PUE-2004-00097

NUI CORPORATION

For approval of a change in control
through merger under Chapter 5 of
Title 56 of the Code of Virginia,
request for expedited consideration,
and for such other relief as may be
necessary under the law


                                   FINAL ORDER
                                   -----------

     On August 16, 2004, AGL Resources Inc. ("AGLR") and NUI Corporation ("NUI") (collectively, "Applicants") completed a joint petition and application ("Application") with the State Corporation Commission ("Commission") requesting approval under Chapter 5 of Title 56 of the Code of Virginia (ss. 56-88 et seq.) (the "Utility Transfers Act") of a proposed transaction under which AGLR will acquire NUI and gain control over NUI's wholly-owned subsidiaries operating in Virginia, namely, Virginia Gas Company ("VGC") and NUI Saltville Storage, Inc.\1 VGC, in turn, is the holding company for three companies subject to regulation by the Commission: Virginia Gas Pipeline Company ("VGPC"); Virginia Gas Distribution Company ("VGDC"); and Virginia Gas Storage Company ("VGSC") (collectively, the "VGC companies"). NUI Saltville Storage, Inc., is a 50% member of Saltville Gas Storage Company, LLC ("SSLLC"). Virginia Natural Gas, Inc. ("VNG"), is a subsidiary of AGLR.


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1/ Under the proposed acquisition, AGLR also will acquire NUI Utilities, Inc.
(which is comprised of the operations of three utility companies providing natural gas distribution service in New Jersey, Maryland, and Florida), and NUI Capital Corp.

     The Application was filed as a result of an Agreement and Plan of Merger ("Merger Agreement") entered into between AGLR and NUI. AGLR will acquire control of NUI via a reverse triangular merger transaction ("Merger Transaction"). At closing, a newly created subsidiary of AGLR will merge with NUI, and AGLR will purchase all of NUI's outstanding common stock and assume NUI's outstanding debt. When the acquisition is completed, AGLR will become the upstream corporate parent of NUI, and AGLR will gain indirect control over NUI's regulated and unregulated subsidiaries operating in Virginia and in other states. The Application states that the proposed transaction will not impair or jeopardize adequate service at just and reasonable rates to Virginia customers.

     The Applicants make several other requests in addition to seeking approval of the proposed transaction under the Utility Transfers Act. The Applicants request that the Commission accept the affidavit of Craig G. Matthews, NUI's President and Chief Executive Officer, stating that VGPC, VGDC, VGSC, and SSLLC did not participate in any of the transactions involving NUI Energy Brokers ("NUIEB") that were implicated in the Liberty Audit and/or Stier Anderson Reports, which resulted in a Stipulation and Settlement to resolve all matters arising from an investigation conducted by the New Jersey Board of Public Utilities. The Applicants also request that the Commission agree not to pursue any investigation, audit, or other action based on the acceptance of Mr. Matthews' affidavit (hereinafter referred to as the "NUIEB Condition").

     In addition, the Applicants request that the Commission authorize AGLR to treat NUI's pension asset as a regulatory asset after the transaction is closed. Under this request, AGLR would continue to amortize the pension asset consistent with the amortization period used for the pension asset prior to closing. According to the Applicants, this treatment will ensure that


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

the total ratepayer obligation for the pension period cost for the outstanding pension asset amount is the same both before and after the transaction is closed.

     The Applicants also request that the Commission not impose any conditions that have the effect of requiring AGLR to conduct business, or to govern the affairs of AGLR or any of its subsidiaries after closing, in a manner that is adverse to AGLR or those subsidiaries (hereinafter referred to as the "No Adverse Effect Condition").

     Finally, the Applicants state that recent events surrounding NUI and NUI's overall financial condition warrant expedited approval of the Application and request that the Commission approve the proposed transaction on or before October 31, 2004.

     On August 17, 2004, the Commission issued an Order for Notice and Comment that, among other things: docketed the Application as Case No. PUE-2004-00097; directed AGLR and NUI to provide public notice of the Application; afforded interested persons an opportunity to file comments and requests for hearing; and directed the Commission's Staff ("Staff") to investigate and to file a report on the Application. That Order also extended the Commission's review period for the Application for an additional thirty (30) days pursuant to the authority granted the Commission by ss. 56-88.1 of the Code of Virginia.

     On September 2, 2004, the Virginia Industrial Gas Users' Association ("VIGUA") filed a notice of participation and request for hearing. VIGUA states that its members, as customers of VNG and Columbia Gas of Virginia, Inc., are interested in the outcome of this proceeding in part because of the possible impact that the proposed transaction could have on upstream pipeline capacity in Virginia. VIGUA asserts that one issue in this case is whether AGLR's acquisition of NUI and its Virginia affiliates would make a previously-proposed pipeline expansion project more or less likely to be built. VIGUA also states that there generally are no Virginia rules


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governing the relationships between natural gas local distribution companies
("LDCs") and their affiliates. VIGUA contends that the Commission could decide that such rules are necessary to govern the business relationships between natural gas LDCs and their marketing and pipeline affiliates, and that the Commission could require the Applicants to agree to certain rules or standards of conduct as a condition of any approval of the instant transaction. Finally, VIGUA requests that the Commission schedule an evidentiary hearing to address these issues, as well as other issues that may arise prior to the hearing.

     On September 13, 2004, the Honorable Terry G. Kilgore, Member, House of Delegates, Commonwealth of Virginia, filed comments in support of the proposed merger. Delegate Kilgore states that, with AGLR as a parent company, VGSC, VGDC, VGPC, and SSLLC will have a host of growth opportunities available to them. Delegate Kilgore explains that these Virginia companies can greatly enhance the economy of Southwest Virginia through, among other things: (1) the development of the Early Grove storage facility in Scott County, which will have a significant economic impact; (2) the attraction, and development, of electric generating facilities; and (3) retention of gas that is produced in the Commonwealth for use in the Commonwealth. Delegate Kilgore states that the proposed merger will be a tremendous economic development tool and will provide much needed growth in Southwest Virginia. Finally, Delegate Kilgore requests that the Commission approve the merger by October 31, 2004.

     On September 14, 2004, the LENOWISCO Planning District Commission ("LENOWISCO") filed comments in support of the Application. LENOWISCO states that continued operation of NUI's Virginia subsidiaries is extremely important to Southwest Virginia. LENOWISCO urges the Commission to approve the merger to protect the Early Grove storage


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

facilities in Scott County and other important economic projects from risk. LENOWISCO requests that the Commission approve the merger by October 31, 2004.

     On September 17, 2004, the Virginia Coalfield Economic Development Authority ("VCEDA") filed comments in support of the proposed merger. VCEDA states that companies such as NUI's Virginia subsidiaries are very important to the economy of Southwest Virginia. For example, VCEDA explains that VGDC worked closely with Virginia's Secretary of Commerce and Trade to ensure that the Alcoa plant - which relies on VGDC and its related infrastructure - remained open and operational, employing approximately 200 local citizens. In addition, VCEDA states that it has included the recruitment of electrical generating facilities as part of its marketing plan for the purpose of further enhancing the region's economic base. VCEDA requests that the Commission approve the merger by October 31, 2004.

     On September 20, 2004, the Smyth County Board of Supervisors filed a Resolution urging the Commission to approve the Application. The Resolution states that NUI's recent adverse business conditions and the strong financial resources, management and operational expertise, and commitment of AGLR demonstrate that the merger is necessary to preserve and improve the operation of VGDC, VGSC, and SSLLC. The Resolution also notes that AGLR was named Platts' 2003 Gas Company of the Year and requests that the Commission approve the merger by October 31, 2004.

     On October 8, 2004, the Staff filed its report on the Application ("Staff Report"). The Staff concludes that approval of the proposed merger would not appear to be detrimental to the public interest with respect to the ability to attract capital at reasonable rates to finance adequate service. The Staff notes that the accelerated review process for the Application has limited the scope and depth of Staff's investigation. Based on the Commission's continuing authority to


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ensure reliable service at just and reasonable rates, the Staff does not oppose the proposed merger. However, the Staff recommends that the Commission condition its approval of the Merger Agreement and Merger Transaction as follows:

     1) The Commission should direct the Applicants to formally represent to the Commission and to the Securities and Exchange Commission ("SEC") that the Commission's regulatory authority over the rates, services and affiliate arrangements of VNG, VGDC, VGPC, and VGSC will not be affected by the merger, and that AGLR and NUI agree to bear the full risk for any preemptive actions by the SEC.

     2) The Commission approval should exclude, as currently worded, the Applicants' requested NUIEB Condition and No Adverse Effect Condition.

     3) The Commission approval granted pursuant to the Merger Agreement and Merger Transaction should not extend to any subsequent affiliate financing or service arrangements. Such arrangements should require separate Commission approval under Chapters 3 and/or 4 of Title 56 of the Code of Virginia.

     4) Separate Commission approval pursuant to Chapters 4 and 5 of Title 56 of the Code of Virginia is required for any merger, transfer, or disposal of the VGC companies, as applicable.

     5) Separate Commission approval pursuant to Chapters 3 and 4 of Title 56 of the Code of Virginia should be required for any of the VGC companies to enter into hedging instrument transactions, as applicable.

     6) Commission approval granted pursuant to the Merger Agreement and Merger Transaction should have no ratemaking implications. In particular, Commission approval should not guarantee recovery of any acquisition adjustment or any other costs directly or indirectly related to the Merger Agreement and Merger Transaction.

     7) The Commission should direct VNG and the VGC companies to develop and maintain records for tracking all AGLR-NUI merger-related costs and savings from the inception of the merger, and to make such records available for Staff's review upon request. VNG and the VGC companies should include such records in future annual information filings ("AIFs") or rate case proceedings until such time as these issues are resolved.

     8) The Commission should direct AGLR, NUI, VNG, and the VGC companies to provide Staff with semi-annual updates of any cost of service implications stemming from the merger, commencing six months after the date of the Order in this case and ending once all merger issues are settled. In addition, the Applicants should be required in the semi-annual updates to address any structural or organizational changes that are being contemplated.


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

     9) The Commission should defer the Applicants' request for treatment of the NUI pension asset as a regulatory asset until such time as Staff can make a thorough investigation of the issue in the context of a post-merger AIF or rate case proceeding.

     10) The Commission should direct AGLR and NUI to notify the Commission of any change in their federal tax election for the Merger Agreement and Merger Transaction. The notification should include a quantitative analysis of the cost of service effect that any tax election change will have on Virginia consumers.

     11) The Commission should direct AGLR and NUI that:

          a) The quality of service in VNG's, VGDC's, VGPC's, and VGSC's service territory will not deteriorate due to a lack of capital investment;

          b) The quality of service in VNG's, VGDC's, VGPC's, and VGSC's service territory will not deteriorate due to a reduction in the number of employees providing services; and

          c) AGLR and NUI will continue to maintain a high degree of cooperation with the Commission Staff and to take all actions necessary to ensure VNG's, VGDC's, VGPC's, and VGSC's timely response to Staff inquiries with regard to their provision of service in Virginia.

     On October 13, 2004, the Applicants filed a response to the Staff Report ("Response"). First, the Applicants respond to the Staff's concerns regarding their two requested conditions. The Applicants state that they are not asking the Commission, with respect to the NUIEB Condition, to abrogate any constitutional and statutory duties imposed on the Commission. Rather, the Applicants assert that they "are merely asking that, based on the affidavit and all of the evidence before it, the Commission agree not to pursue any specific investigation, audit or other action regarding NUIEB's Virginia transactions in light of the absence of any evidence suggesting that Mr. Matthews' affidavit is untrue." Response at 5. With respect to the No Adverse Effect Condition, AGLR states that it is not "appropriate or necessary for the Commission to impose additional governance obligations that might duplicate, overlap, or run counter to the numerous and interrelated provisions of [the Public Utility Holding Company Act of 1935, as amended ("PUHCA")]." Response at 6. In this regard, the Applicants state that, if


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

there are no conditions in the Commission's Final Order that would require AGLR to behave in a manner that will conflict with PUHCA standards, then the requested No Adverse Effect Condition will be satisfied.

     Next, the Applicants concur with the Staff that the Merger Agreement and the Merger Transaction should have no ratemaking implications, and that the Commission's approval of the merger does not guarantee recovery of any transaction costs related to the merger. The Applicants confirm that, at this time, neither AGLR nor any of the VGC Companies have requested an acquisition adjustment as a result of the merger.

     The Applicants have no objection to the Staff's request that "the VGC Companies keep records relating to costs arising from the AGLR-NUI merger, and they will include them in their future [AIFs], or allow Staff to inspect those records as needed." Response at 7. However, the Applicants state that the imposition of reporting requirements, or any other conditions, upon VNG in the context of this proceeding would be inappropriate because VNG is not a party to this proceeding, nor has the Staff ever requested that it be made a party.

     The Applicants also argue that Staff's requested semi-annual cost of service updates are unnecessary. Rather, the Applicants state that the VGC companies will provide this information to the Commission in conjunction with their AIFs. However, the Applicants reiterate their position that VNG is not a party to this proceeding, and that the imposition of any requirements on VNG in this context is inappropriate. Finally, the Applicants state that they will provide the Staff with informal updates on structural and organizational changes on a semi-annual or as appropriate basis.

     In response to the Staff's recommendation that the Commission defer the Applicants' request to treat the pension asset as a regulatory asset, the Response states that establishing the


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


regulatory asset would result in a rate neutral position on a pre- and post-acquisition basis. The Applicants further explain that a regulatory asset equal to the net pension asset would be established at cost and amortized into period costs over the same life used prior to the acquisition. Furthermore, the Applicants explain that AGLR will allocate the associated costs to the appropriate subsidiary receiving the benefit and such cost will be included in that company's cost of service.

     The Applicants agree to inform the Commission if and when they change their federal tax election for the merger. The Applicants also agree that the quality of service in the VGC companies' territories will not deteriorate due to a lack of capital investment, or due to a reduction in the number of employees providing services. In addition, the Applicants agree to maintain a high degree of cooperation with the Staff and to take all actions necessary to ensure the VGC companies' timely response to Staff inquiries with regard to their provision of service in Virginia. Further in this regard, the Applicants again note that VNG is not a party to this proceeding and contend that the merger should have no negative effects on VNG's quality of service or interaction with the Staff.

     The Applicants also take exception to tracking merger-related savings, providing semi-annual cost of service updates, and preparing a quantitative analysis of cost of service if there are any changes in federal tax election.

     Finally, the Applicants respond to VIGUA's notice of participation and request for hearing filed in this case. The Applicants state that VIGUA does not explain how a possible impact on upstream capacity should be an issue for the Commission in this proceeding. The Applicants also assert that the issues raised by VIGUA are abstract and too broad to be addressed in the limited context of a merger Application.


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

     On October 18, 2004, VIGUA filed a withdrawal of its request for hearing, but requested that the Commission consider the two issues it raised in this proceeding. First, VIGUA states that the Commission should, at the very least and as a condition of the merger, require AGLR to submit an independent analysis pertaining to the costs and benefits of extending the NUI pipeline from Southwest Virginia to Tidewater Virginia. Second, VIGUA asserts that, as a condition of the merger, or on its own accord, the Commission could establish a new formal rulemaking proceeding to develop new affiliate rules which govern the business relationships between natural gas LDCs and their affiliates.

     On October 22, 2004, the Applicants filed a Motion to Amend their Response. Specifically, the Applicants state that they agree with the Staff's recommendation that treatment of the pension asset should be deferred until a future rate proceeding for VGDC, VGPC, and VGSC, as appropriate.

     NOW THE COMMISSION, having considered the pleadings and the applicable law, is of the opinion and finds as follows.

     Section 56-90 of the Code of Virginia provides the standard for our review of the Application:

          If and when the Commission, with or without hearing, shall be satisfied that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by granting the prayer of the petition, the Commission shall make such order in the premises as it may deem proper and the circumstances require, and thereupon it shall be lawful to do the things provided for in such order....

We find that approval of the Merger Agreement and Merger Transaction, subject to the terms and conditions discussed below, will not impair or jeopardize adequate service to the public at just and reasonable rates. The terms and conditions discussed below address the Staff's recommendations, seriatim.


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

     The Applicants shall formally represent to the Commission and to the SEC, within thirty (30) days from the date of this Final Order, that the Commission's regulatory authority over the rates, services and affiliate arrangements of VNG, VGDC, VGPC, and VGSC will not be affected by the merger, and that AGLR and NUI agree to bear the full risk for any preemptive actions by the SEC.

     With respect to the Applicants' requested NUIEB Condition, we will not initiate an investigation of the transactions that NUIEB entered into with the VGC companies and NUI Saltville Storage, Inc. The Staff concludes that it is unlikely that Virginia ratepayers suffered any significant detriment from the NUIEB transactions. The Staff also asserts that the Commission cannot waive its statutory and constitutional duties to protect and promote the public interest. We agree. Indeed, the Applicants acknowledge that "they could not cause the Commission to ignore or waive its statutory and constitutional duties." Response at 3. Our finding herein does not constitute such a waiver. However, based on Mr. Matthews' affidavit and the Staff Report, we find that no basis has been established in this proceeding for an investigation, audit, or other action regarding the NUIEB transactions.

     The Commission's approval herein of the Merger Agreement and Merger Transaction shall not extend to any subsequent affiliate financing or service arrangements. Such arrangements require separate Commission approval under Chapters 3 and/or 4 of Title 56 of the Code of Virginia. Separate Commission approval pursuant to Chapters 4 and 5 of Title 56 of the Code of Virginia also is required for any merger, transfer, or disposal of the VGC companies, as applicable. In addition, separate Commission approval pursuant to Chapters 3 and 4 of Title 56 of the Code of Virginia is required for any of the VGC companies to enter into hedging instrument transactions, as applicable.


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

     The Commission's approval of the Merger Agreement and Merger Transaction shall have no ratemaking implications. For example, the Commission's approval shall not guarantee recovery of any acquisition adjustment or any other costs directly or indirectly related to the Merger Agreement and Merger Transaction.

     We find that the VGC companies and VNG should identify cost changes resulting from the merger. While neither the VGC companies nor VNG is a party to this case, the rates and services of these public utilities may be impacted by the merger. Thus, the VGC companies and VNG shall identify, in their respective AIFs and in any rate case, the following items: (1) merger-related costs; (2) merger-related savings; and (3) merger-related cost of service changes.

     AGLR, NUI, VNG, and the VGC companies shall provide the Commission's Director of Public Utility Accounting with written semi-annual updates on any structural or organizational changes. Such updates shall begin six months after the date of this Final Order and end at a time determined by the Director of Public Utility Accounting.

     The Applicants do not oppose the Staff's recommendation to defer the Applicants' request to treat the pension asset as a regulatory asset until a post-merger AIF or rate case proceeding.\2 We adopt the Staff's recommendation in this regard.

     AGLR and NUI shall notify the Commission of any change in their federal tax election for the Merger Agreement and Merger Transaction. The notification shall include a quantitative analysis of the cost of service effect that any tax election change will have on Virginia consumers.


----------------------------
2/ We grant the Applicants' October 22, 2004, Motion to Amend their Response on this matter.


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

     AGLR and NUI are directed that: (1) the quality of service in the service territories of the VGC companies and VNG shall not deteriorate due to a lack of capital investment; (2) the quality of service in the service territories of the VGC companies and VNG shall not deteriorate due to a reduction in the number of employees providing services; and (3) AGLR and NUI shall continue to maintain a high degree of cooperation with the Staff and to take all actions necessary to ensure timely response to Staff inquiries with regard to the VGC companies' and VNG's provision of service in Virginia.

     Finally, we find that the two issues raised by VIGUA are outside the scope of the matters that we will address in this merger application under Chapter 5 of Title 56 of the Code of Virginia.

     Accordingly, IT IS ORDERED THAT:

     (1) The Applicants' October 22, 2004, Motion to Amend their Response is hereby granted.

     (2) Pursuant to ss.ss. 56-88.1 and 56-90 of the Code of Virginia, the Merger Agreement and Merger Transaction are hereby approved, subject to the terms and conditions contained in this Final Order.

     (3) The Applicants shall file a report of the action taken pursuant to the approval granted herein within thirty (30) days of consummation of the Merger Transaction, subject to administrative extension by the Commission's Director of Public Utility Accounting.

     (4) This matter is dismissed.

     AN ATTESTED COPY hereof shall be sent by the Clerk of the Commission to:
JoAnne L. Nolte, Esquire and Kiva Bland Pierce, Esquire, The Conrad Firm, 1508 West Main Street, Richmond, Virginia 23220; Edward L. Flippen, Esquire and Anne
K. Dailey, Esquire,


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McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia
23219-4030; Brian R. Greene, Esquire and Louis R. Monacell, Esquire, Christian & Barton, LLP, 909 East Main Street, Suite 1200, Richmond, Virginia 23219; Mary Patricia Keefe, Esquire, NUI Utilities, P.O. Box 3175, Union, New Jersey 07083; Edwin B. Whitmore, III, County Administrator, Smyth County Board of Supervisors, 121 Bagley Circle, Suite 100, Marion, Virginia 24354; Elizabeth B. Wade, Esquire, AGL Resources Inc., Ten Peachtree Place, Atlanta, Georgia 30309; Ronald
C. Flanary, Executive Director, LENOWISCO Planning, District Commission, P.O. Box 366, Duffield, Virginia 24244-0366; and to C. Meade Browder, Senior Assistant Attorney General, Office of the Attorney General, Division of Consumer Counsel, 900 East Main Street, 2nd Floor, Richmond, Virginia 23219.